Exhibit 99.2

Nevada Geothermal Power Inc.
Corporate Update

Announces Wilson Utility Construction Company to Construct 120kV Transmission Line for its Blue Mountain ‘Faulkner 1’ Geothermal Power Plant

VANCOUVER, B.C. (September 30, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) confirmed today that NGP’s financing arrangements with TCW Asset Management (www.tcw.com) are in place and the Company has drawn funds to start the construction and field work with Ormat, the Engineering Procurement Construction (EPC) contractor for the power plant. NGP does not expect any delays in the development and construction of its 49.5 MW gross ‘Faulkner 1’ geothermal power plant at Blue Mountain as a result of recent turmoil in the credit markets.

NGP has signed a separate EPC contract with Wilson Utility Company (Wilson) to build a 21 mile (34 kilometer), 120kV, wood pole transmission line, rated to carry up to 120 MW of power from Blue Mountain to the Sierra Pacific Power Company transmission grid connection at Mill City, Nevada.

The contract with Wilson for the transmission line is for design, engineering, procurement of materials and equipment, construction, testing and provision of training on any of the equipment. The EPC contract is for a fixed price and has a guaranteed completion date of June 2009.

Civil work is underway at Blue Mountain, starting with access road improvements and grading of the power plant site. Foundations for the power plant, cooling tower and site buildings will be completed by December 2008.

Ormat Technologies initiated off-shore fabrication of power plant components in March 2008 and will continue through winter 2008/2009. Plant components will begin to arrive on-site at Blue Mountain in the spring. The plant is expected to be completed on or before December 31, 2009.

Four high temperature geothermal production wells have been completed with an aggregate gross capacity of 40 MW. Two more production wells and four to six injections wells are needed to complete resource development. Drilling is currently underway on the first series of injections wells using ThermaSource Rig 101.

“In the current credit environment, NGP finances are not affected and we are pleased to have secured US$180 million from TCW Asset Management to complete the construction of the Faulkner 1 geothermal power plant The next phase of development is well underway for the Blue Mountain ‘Faulkner 1’ power plant and we are looking forward to keeping you informed as the project moves towards production at the end of 2009,” stated Brian Fairbank, President & CEO.

About Wilson Utility Construction Company
Headquartered in Canby, Oregon, Wilson Construction has been serving the utility industry since 1953, specializing in the construction of overhead and underground electrical distribution and transmission power lines through 500kV for utilities and power providers across the United States and Canada. One of the largest utility construction companies in the region, Wilson Construction maintains offices in Washington, Oregon, Arizona, California and Mississippi.

About Nevada Geothermal Power Inc.: Nevada Geothermal Power Inc is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO	Investor Inquiries Shelley Kirk, Telephone: 604-638-8784 Toll Free: 866-688-0808 X118
www.nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates", "believes", "estimates", "expects", "plans", "intends", "potential", and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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